U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                                 SEC File Number
                                   FORM 12B-25                      0-8773
                                                                  CUSIP Number
                            NOTIFICATION OF LATE FILING            226120 10 3
                                  (Check One):

         [X] Form 10-K and Form 10-KSB    [  ]Form 20-F    [  ] Form 11-K
                   [  ]Form 10-Q and 10-QSB    [  ]Form N-SAR

         For Period Ended: May 31, 2002
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.

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PART I - REGISTRANT INFORMATION
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Full name of Registrant:            CRESTED CORP.

Former Name if Applicable:          N/A

Address of Principal Executive Office (Street and Number):

                                    877 NORTH 8TH WEST
City, State and Zip Code:           RIVERTON, WY 82501

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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof
  X           will be filed on or before the fifteenth calendar day following
-----         the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.
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Part III - Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.


          As of the date of this Notice, the Registrant has been unable to complete the Annual Report on Form 10-K due to the amount of time management has had to spend on the Sheep Mountain Partners litigation with Nukem, Inc. Specifically, management has been required to devote extensive time in connection with the court-appointed Special Master's review of financial and other records relating to the determination of amounts owed to SMP by Nukem, under the constructive trust imposed on certain uranium contracts (as reported by the Registrant in prior SEC filings).

          The Registrant will file the Form 10-K Report for the fiscal year ended May 31, 2002 on or before September 13, 2002.

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Part IV - Other Information
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               (1) Name and telephone number of person to contact
                         in regard to this notification.

                STEPHEN E. ROUNDS, Special Counsel (303) 377-6997

     (2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s). [ X ]Yes [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ]Yes [ ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During the current fiscal year ended May 31, 2002, the Registrant recorded a net loss of $1,998,900 compared to net income of $1,205,700 recognized during the prior fiscal year ended May 31, 2001. The principle difference in the results of operations during the two periods was the recognition of $3,566,400 of income from litigation settlements during the fiscal year ended May 31, 2001. Other factors which reduced the results of operations during the period ended May 31, 2002 from the prior period were reductions in mineral revenues and reduced management fees. These reductions in net income were partially offset by reduced general and administrative costs.

                                  CRESTED CORP.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     August 28, 2002                 By:  /s/  Daniel P. Svilar
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                                                   DANIEL P. SVILAR,
                                                   Secretary